UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 8, 2014 (October 5, 2014)

ACTAVIS plc

(Exact name of registrant as specified in its charter)

Ireland	000-55075	98-1114402
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1 Grand Canal Square, Docklands

Dublin 2, Ireland

(Address of principal executive offices and Zip Code)

(862) 261-7000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☒	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On October 5, 2014, Actavis W.C. Holding Inc. (“Parent”), a wholly owned subsidiary of Actavis plc, an Irish public limited company (the “Company” or “Actavis”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Delaware Merger Sub, Inc., a wholly owned subsidiary of Parent (“Merger Sub”), and Durata Therapeutics, Inc. (“Durata”), pursuant to which, and on the terms and subject to the conditions thereof, among other things, Merger Sub is obligated to commence a tender offer (the “Offer”) on or before October 21, 2014 to acquire all of the outstanding shares of common stock of Durata at a purchase price of $23.00 per share net to the seller in cash, without interest (the “Cash Consideration”), plus one contractual contingent value right per share (each, a “CVR”), which represents the right to receive contingent payments of up to $5.00 in cash in the aggregate, without interest, if specified milestones are achieved (the “Contingent Consideration” and together with the Cash Consideration, the “Offer Consideration”), subject to and in accordance with the terms and conditions of the CVR Agreement (described below).

The obligation of Merger Sub to purchase the shares of common stock of Durata validly tendered pursuant to the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered and not validly withdrawn a number of shares of common stock of Durata that, when added to the shares then owned by Parent and its subsidiaries, represents one share more than half of the total number of shares of common stock of Durata outstanding at the time of the expiration of the Offer, (ii) the expiration or termination of applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iii) the accuracy of the representations and warranties and compliance with covenants contained in the Merger Agreement, (iv) the absence of any law, order, injunction or decree by any government, court or governmental entity that would make illegal or otherwise prohibit the Offer or the Merger, (v) there not having been a material adverse effect with respect to Durata, and (vi) other customary conditions. The obligations of Parent and Merger Sub to complete the Offer and the Merger under the Merger Agreement are not subject to a financing condition.

The Merger Agreement contains customary representations and warranties from both Parent and Durata, and also contains customary covenants, including covenants providing for each of the parties to use its reasonable best efforts to cause the Offer and the Merger to be consummated, and covenants requiring Durata to (i) subject to certain exceptions, carry on its business in all material respects in the ordinary course of business consistent with past practice during the period between the execution of the Merger Agreement and the closing of the Merger and (ii) cease any existing, and not solicit or initiate or, subject to certain exceptions necessary to permit Durata’s board to comply with its fiduciary duties, engage in any discussions or negotiations with third parties regarding other proposals to acquire Durata. The Merger Agreement contains customary termination rights for both Parent and Durata, including, among others, for failure to consummate the Offer on or before March 5, 2015. Upon termination of the Merger Agreement, Durata has agreed to pay Parent a termination fee of $20.2 million under specified circumstances, including (i) a termination by Durata to enter into an agreement for an alternative transaction that constitutes a “superior proposal” (as defined in the Merger Agreement), (ii) a termination under specified circumstances during the pendency of a publicly disclosed third party proposal to acquire Durata if, within nine months of such termination, Durata’s board of directors approves or recommends an alternative transaction or Durata consummates or enters into an agreement for an alternative transaction and (iii) a termination by Parent if Durata’s board of directors changes its recommendation for the Offer.

Following the completion of the Offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, Merger Sub will merge with and into Durata, with Durata surviving as a wholly owned subsidiary of Parent, pursuant to the procedure provided for under Section 251(h) of the Delaware General Corporation Law without a vote of stockholders of Durata (the “Merger”). At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any shares of common stock of Durata, each outstanding share of common stock of Durata, other than any shares owned by Parent, Merger Sub or any subsidiary of Parent or held in the treasury of Durata, or any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive the Offer Consideration. In addition, (i) effective as of immediately prior to the Effective Time, each outstanding Durata stock option will fully vest and automatically be canceled and terminated as of the Effective Time and the holder thereof will be entitled to receive (1) an amount in cash, equal to the product of (A) the number of shares of common stock of Durata underlying such option multiplied by (B) the excess, if any, of the Cash Consideration over the exercise price per share of such option and (2) one CVR for each share underlying such Durata stock option outstanding immediately prior to the Effective Time, in each case without interest and less the amount of any tax withholding, and (ii) effective as of immediately prior to the Effective Time, each outstanding share of Durata restricted stock will fully vest and the restrictions thereon will lapse, and each such share of restricted stock will be canceled and converted into the right to receive the Offer Consideration, in each case without interest and less the amount of any tax withholding.

The foregoing summary of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement filed herewith as Exhibit 2.1, which is incorporated herein by reference.

The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Actavis, Parent, Merger Sub or Durata, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer or the Merger. The Merger Agreement contains representations and warranties that are the product of negotiations among the parties thereto and the parties made to, and solely for the benefit of, each other as of specified dates. The assertions embodied in those representations and warranties are subject to qualifications and limitations agreed to by the respective parties and are also qualified in important part by a confidential disclosure schedule delivered by Durata to Parent in connection with the Merger Agreement. The representations and warranties may have been made for the purpose of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.

Contingent Value Rights Agreement

Prior to the Acceptance Time (as defined in the Merger Agreement), Parent will enter into a Contingent Value Rights Agreement (the “CVR Agreement”) with a rights agent mutually agreeable to Parent and Durata governing the terms of the Contingent Consideration. Each CVR represents the right to receive the following cash payments, without interest, with each payment conditioned upon the achievement of the applicable milestone as follows:

•	Each CVR holder will be entitled to receive $1.00 per CVR from Parent if prior to December 31, 2018, any Selling Entity (as defined in the CVR Agreement) receives marketing approval from the European Medicines Agency for dalbavancin for the treatment of adult patients with acute bacterial skin and skin structure infections.

•	Each CVR holder will be entitled to receive $1.00 per CVR from Parent if prior to December 31, 2018, authorization is received that permits any Selling Entity (as defined in the CVR Agreement) to market and sell dalbavancin with approved labeling for infusion in a single dose in adult patients.

•	Each CVR holder will be entitled to receive $3.00 per CVR from Parent if the cumulative worldwide Net Revenues (as defined in the CVR Agreement) during the period beginning on January 1, 2016 and ending on December 31, 2017 equal or exceed $600 million.

The right to the Contingent Consideration as evidenced by the CVR Agreement is a contractual right only and will not be transferable, except in the limited circumstances specified in the CVR Agreement.

The foregoing summary of the CVR Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the CVR Agreement filed herewith as Exhibit 99.1, which is incorporated herein by reference.

Tender and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, on October 5, 2014, certain officers, directors and stockholders of Durata entered into a tender and support agreement with Parent and Merger Sub (the “Tender and Support Agreement”), pursuant to which each such person or entity agreed, among other things, to vote against other proposals to acquire Durata and to not transfer their respective shares of Durata’s common stock and, subject to certain exceptions, to tender his, her or its shares of common stock of Durata pursuant to the Offer. As of October 5, 2014, these stockholders owned a number of shares of common stock of Durata equal to approximately 19% of the outstanding shares of common stock of Durata. The Tender and Support Agreement shall automatically terminate in the event the Merger Agreement is terminated.

The foregoing summary of the Tender and Support Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Tender and Support Agreement filed herewith as Exhibit 99.2, which is incorporated herein by reference.

Notice to Investors

The tender offer for the outstanding common stock of Durata referred to in this Current Report on Form 8-K and related exhibits has not yet commenced. The description contained in this Current Report on Form 8-K and related exhibits is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Durata common stock will be made pursuant to an offer to purchase and related materials that Actavis intends to file with the Securities and Exchange Commission. At the time the offer is commenced, Actavis will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Durata will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. Additionally, Durata and Actavis will file other relevant materials in connection with the proposed acquisition of Durata by Actavis pursuant to the terms of the merger agreement. These materials will be sent free of charge to all stockholders of Durata when available. In addition, all of these materials (and all other materials filed by Durata with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents will be made available by Actavis and when available may be obtained by directing a request to Actavis’s Investor Relations Department at (862) 261-7488. Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission by Durata by contacting Durata by contacting Durata Investor Relations at (312) 219-7017.

INVESTORS AND SHAREHOLDERS OF DURATA ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER OR MERGER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO.

Cautionary Note Regarding Forward-Looking Statement

Any statements contained in this Current Report on Form 8-K that refer to future events or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this release. For instance, any statements in this press release concerning prospects related to Actavis’ strategic initiatives, including the acquisition of Durata, are forward-looking statements. Except as expressly required by law, Actavis disclaims any intent or obligation to update these forward-looking statements. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business. These factors include, among others, successful consummation and integration of the Durata acquisition and the ability to recognize the anticipated synergies and benefits of the Durata acquisition; the anticipated size of the markets and anticipated demand for Durata’s products; the impact of competitive products and pricing; the inherent uncertainty associated with financial projections; periodic dependence on a small number of products for a significant source of net revenue or income; variability of trade-buying patterns; changes in generally accepted accounting principles; the risks and uncertainties normally incident to the pharmaceutical industry; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Durata’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Durata’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; and other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis plc’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014. Except as expressly required by law, Actavis disclaims any intent or obligation to update these forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of October 5, 2014, by and among Actavis W.C. Holding Inc., Delaware Merger Sub, Inc. and Durata Therapeutics, Inc.*

99.1	Form of Contingent Value Rights Agreement.

99.2	Tender and Support Agreement, dated as of October 5, 2014, by and among Actavis W.C. Holding Inc., Delaware Merger Sub, Inc. and the individuals listed therein.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 8, 2014	ACTAVIS plc

	By:	/s/ A. Robert D. Bailey
	Name:	A. Robert D. Bailey
	Title:	Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of October 5, 2014, by and among Actavis W.C. Holding Inc., Delaware Merger Sub, Inc. and Durata Therapeutics, Inc.*

99.1	Form of Contingent Value Rights Agreement.

99.2	Tender and Support Agreement, dated as of October 5, 2014, by and among Actavis W.C. Holding Inc., Delaware Merger Sub, Inc. and the individuals listed therein.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished supplementally to the Securities and Exchange Commission upon request.